On October 1, 1999, a complaint in a purported class
action on behalf of Fund stockholders, entitled Steiner v. Williams et al.,
99 Civ. 10186 (JSM), was filed in the U.S. District Court for the Southern District of New York against the Fund and David H. Williams, John D. Carifa, William H.M. De Gelsey, Reba W. Williams, Hellmut Longin, Peter Mitterbauer, Peter Nowak, Reinhard Ortner, Andras Simor and Walter Wolfsberger, alleging that the defendants have breached duties to stockholders under the Investment Company Act of l940 and Maryland law by, among other things, (i) adopting certain amendments to the Fund's Bylaws, including provisions increasing the percentage of the Fund's outstanding shares which stockholders must own to convene a special meeting of stockholders, fixing qualification requirements for future independent Directors, and vesting exclusive authority to amend the Bylaws with the Fund's Directors, (ii) expanding the size of the Board to allow the appointment to the vacancies of individuals who were defeated for reelection as Directors at the prior annual meeting of stockholders, and (iii) failing to take action to open-end the Fund.  The principal relief sought by the plaintiff is that the Bylaw amendments complained of be declared null and void, that the
defendants be ordered to take all appropriate steps to eliminate the Fund's market value discount and obstacles to stockholder exercise of voting rights, and that plaintiff be awarded his costs and attorneys' fees. The defendants believe that the allegations in the complaint are entirely without merit.
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		Draft - 10/29/99

00250.000 #125941